Exhibit 99.1

Israel Shimonov	ישראל שמעונוב
Amir Bartov	אמיר ברטוב
Dudi Berland	דודי ברלנד
Nir Cohen Sasson	ניר כהן ששון
Oren Elkabetz	אורן אלקבץ
Jonathan Robinson	יונתן רובינזון
Ayana Wechsler	עיינה וקסלר
Corinne Bitton	קורין ביטון
Liron Azriel	לירון עזריאל
Benjamin Ben Zimra	בנימין בן זמרה
Shimrit Melman	שמרית מלמן
Ran Felder	רן פלדר
Barak Baruch	ברק ברוך
Ayelet Berkovits	איילת ברקוביץ
Nimrod Zohar	נמרוד זוהר
Ben Peleg	בן פלג
Ido Lachman	עידו לכמן
Yonatan Gelbach	יונתן גלבך
David Mizrahi	דוד מזרחי
Matan Hayouka	מתן חיוקה
Yitamar Navott	איתמר נבות
-------- Igor Katz, Head of Professional Dept.	-------- איגור כץ, מנהל מחלקה מקצועית

April ~~7~~14, 2019

Attention

Mr. Doron Turgeman, CEO, Internet Gold-Golden Lines Ltd.

Resnik Paz Nevo Trustees Ltd., trustee for holders of the Company’s Debentures

Dear Sir,

Re: Updated o~~O~~ffer to purchase Internet Gold-Golden Lines

On behalf of our client, TRYMG International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company that at the closing date will be wholly owned by Mr. Gad Zeevi or any other company wholly owned by Gad Zeevi (hereinafter, the “Investor”), we are pleased to furnish you with an updated offer in principle to purchase all the shares of Internet Gold-Golden Lines Ltd. (hereinabove and hereinafter, the “Company” or “Internet Gold”), as part of a debt settlement for Internet Gold (hereinafter, the “Initial Principles”). This updated offer replaces our original offer, and consists mainly of a change in the collateral to secure repayment of the new debenture so that the repayment of the new debenture series will be secured by an undertaking from an international insurance company (similar to a bank guarantee), in lieu of shares of BCom, all at the election of the debenture holders.

The details of the offer are as follows:

To the extent that by no later than April 16, 2019, at 4:00 p.m. (and if an extension is required due to the absence of a quorum, then until April 17, 2019 at 4:00 p.m.) ~~within 8 days of this offer~~

(a) the Initial Principles are approved at meetings of Internet Gold’s debenture holders in an indicative resolution (an aggregate majority for both series of Internet Gold); and (b) by the Board of Directors of Internet Gold (hereinafter jointly, the “First Resolution”), then accelerated negotiations will be held to formulate a detailed arrangement that will be based on the Initial Principles (hereinafter, the “Detailed Arrangement”), with the aim of approving it in an expeditious and binding manner, as detailed below (the text of the Detailed Arrangement to be brought for the court’s approval and the form of the request to convene meetings shall be agreed upon by the Investor, representatives of the Company’s debenture holders and Internet Gold).

At the same time, negotiations will be held with B. Communications Ltd. (hereinafter, “BCom”) and the trustees for BCom’s debenture holders to change the terms of the covenants in the indentures for the debentures issued by BCom (hereinafter, “BCom’s Debentures”) and receive the indicative approval of the meetings of holders of BCom’s Debentures (an aggregate majority for both series of BCom) and the approval of the BCom’s Board of Directors to change the terms of BCom’s Debentures, as stated, on the terms to be agreed upon between the Investor, Internet Gold and the trustee for the Company’s debenture holders and between BCom and holders of BCom’s Debentures, until May 10, 2019 (hereinafter, the “Second Approval”).

The Detailed Arrangement shall be binding on all the relevant parties, subject to its lawful approval, including receipt of the court’s approval for the Detailed Arrangement under Section 350 of the Companies Law, no later than June 30, 2019 (hereafter, the “Court’s Approval”).

As part of the First Approval, a binding approval will be received from the Company and the Company’s debenture holders to grant exclusivity to negotiate the Detailed Arrangement up to the date of the Second Approval. To the extent the Second Approval is received, the exclusivity period will be extended until June 30, 2019, provided that a request to convene creditor meetings to approve the Detailed Arrangement under Section 350 of the Companies Law is submitted by May 21, 2019 (hereinafter, the “Exclusivity Period”). During the entire Exclusivity Period, as the case may be, the Trustee, the representatives and their counsel will not be entitled to conduct negotiations for an investment in the Company with any third party.

~~Up to and no later than 7 business days after receipt of the Second Approval, the Investor shall deposit NIS 20 million in the Company’s coffers as earnest money, which shall be forfeited if the Investor does not approve and implement the Detailed Arrangement (insofar as it is submitted and approved by the court) or he is not granted a control permit.~~

Following are the principles of the offer

1.	The Investor will purchase 100% of the shares of Internet Gold for an investment of NIS 300 million (hereinafter, the “Investment Amount”) in Internet Gold.

2.	The investment amount ~~plus NIS 50 million from Internet Gold’s coffers~~ (a total of NIS 3~~5~~00 million or NIS 350 million, as stated in Section 3 below) will be invested in BCom as part of a rights issue or capital raising, on terms to be agreed upon between all the relevant parties (including the Investor).

3.	NIS 17 million of the funds in Internet Gold’s coffers shall remain in Internet Gold and the remaining funds in Internet Gold’s coffers shall be used to repay debt to the Company’s debenture holders. The debenture holders will have the right to instruct the Company to invest NIS 50 million of the cash in its coffers as part of the aforementioned capital raising in BCom in exchange for shares of BCom, accordingly. ~~In addition, shares of BCom to be purchased by means of the NIS 50 million investment, as stated in Section 2 above, will be distributed to the debenture holders.~~

4.	A new debenture series of Internet Gold in the amount of NIS 300 million par value will be issued (the terms of which shall be as detailed in Section 5 below), whose repayment (principal and interest in accordance with the amortization schedule) will be secured by a financial guarantee bond from a leading international insurance company – or – alternatively, and at the election of the debenture holders, ~~which shall be secured~~ by a first ranking lien on shares of BCom with a tradable value of NIS 300 million. The tradable value will be reviewed at the end of each calendar quarter and calculated according to the average closing price of shares of BCom in the 60 days preceding the end of the previous quarter. If the tradable value plus a bank guarantee to be provided by the Investor, as specified below, is less than NIS 300 million, the Investor shall make up the difference with additional shares of BCom or by a bank guarantee, within 14 days of the date of the review. In the event that the tradable value of shares of BCom plus the bank guarantee is greater than NIS 300 million, securities will be released to the Investor so that the tradable value of the shares of BCom plus the bank guarantee will be equal to NIS 300 million. The value of the encumbered shares and the bank guarantee will be adjusted to the debenture principal payments.

5.	The new debenture series will be paid on the following terms:

5.1.	The debenture will bear annual interest of 4%, of which 2% will be paid every six months and 2% will accrue to the principal and will be paid together with the payment set for the end of the seventh year.

5.2.	The debenture principal will be paid over a 7-year period from the closing date, on the following terms:

5.2.1.	NIS 25 million will be repaid at the end of the third year of the debentures.

5.2.2.	NIS 25 million at the end of the fourth year of the debentures.

5.2.3.	NIS 50 million at the end of the fifth year of the debentures.

5.2.4.	NIS 50 million at the end of the sixth year of the debentures.

5.2.5.	NIS 150 million at the end of the seventh year of the debentures.

5.3.	Upside

The debenture holders will also receive the following amounts on the following terms:

5.3.1.	NIS 80 million will be paid to the extent that Bezeq’s share in the first five years exceeds a price per share of NIS 4.25. This amount will be paid at the end of the seventh year plus annual interest of 4%, payable once a year from the date on which entitlement to such amount arises.

5.3.2.	An additional NIS 80 million will be paid to the extent that Bezeq’s share in the first six years exceeds a price per share of NIS 5.75. This amount will be paid at the end of the eighth year plus annual interest of 4%, payable once a year from the date on which entitlement to such amount arises.

5.3.3.	An additional NIS 140 million will be paid to the extent that Bezeq’s share in the first 7 years exceeds a price per share of NIS 6.50. This amount shall be paid at the end of the tenth year plus annual interest of 4%, payable once a year from the date on which entitlement to such amount arises.

The share price shall be determined according to Bezeq’s average share closing price on the stock exchange for 90 consecutive trading days.

5.4.	Acceleration of repayment

5.4.1.	Internet Gold will be required to make early repayment of the new debenture series in accordance with a mechanism to be agreed upon in the Detailed Arrangement based on the following principles: (a) insofar as the shares of Bezeq or BCom are sold below their rate at the Arrangement closing date, early repayment shall be made as agreed in the Detailed Arrangement.

5.4.2.	Internet Gold has the right to make early repayment at any time at the par value of the new debenture series, without derogating from the obligation to pay the upside as stated in Section 5.3 above.

6.	Basic and fundamental terms of the offer

6.1.	The First Approval shall be received no later than April 16, 2019 at 4:00 pm. (plus 24 hours to the extent required due to the absence of a quorum)~~7 days from the date of this offer~~, otherwise the offer will expire. The Second Approval shall be received by May 10, 2019, otherwise the offer will expire. The Court’s Approval shall be received no later than June 30, 2019, otherwise the offer will expire.

6.2.	Until April 14, 2019, the Investor shall deposit NIS 5 million with the trustee for the debenture holders to secure receipt of an indicative letter from AON, the largest insurance broker in the world, to implement the provisions in Section 4 above, to be received no later than April 19, 2019. Such amount shall also secure receipt of a binding letter from AON to furnish the undertaking as stated in Section 4 above, no later than 7 business days after the receipt of the Second Approval or by May 20, 2019, whichever comes first. The deposit amount shall be returned to the Investor if the First Approval is not received.

6.3.	Up to and no later than 7 business days after receipt of the Second Approval, the Investor shall deposit NIS 20 million in the Company’s coffers (including the amount in Section 6.2 above) as earnest money, which shall be forfeited if the Investor does not approve and implement the Detailed Arrangement (insofar as it is submitted and approved by the court) or he is not granted a control permit.

~~6.3.~~6.4. On the closing date, the Company will be free from any debt that it incurred prior to the closing date; all engagements between the Company and any third parties will end on the closing date and as of the closing date, the Company will become a private company that is a reporting company, only as long as the new debenture series is traded on the stock exchange. The Detailed Arrangement shall provide a summary of the reporting rules that will apply as of the date on which the debenture ceases to be tradable (and the Company ceases to be a reporting company).

~~6.4.~~6.5. A solution will be found to the obligation to eliminate a level in the control pyramid under the Concentration Law, and if no solution is found to enable the tradability of the new debenture series (including by issuing a non-recourse debenture series), the new debenture series will not be traded after the last trading date of the debentures in order to comply with the provisions of the Concentration Law, provided that it is duly approved at least 6 trading months from the closing date.

~~6.5.~~6.6. Against the raising of capital in BCom as stated in Section 3.2 above, the terms of the covenant of BCom’s debenture shall be changed, with the consent of all the relevant parties, including the Investor.

~~6.6.~~6.7. There will be no change in the issued capital of Bezeq and BCom up to the Arrangement closing date, with the exception of an allocation in accordance with existing agreements at Bezeq on the date of this letter.

~~6.7.~~6.8. Any approval required by law is received for the purchase of the Company’s shares and execution of the transaction in accordance with these principles and in accordance with the Detailed Arrangement.

Sincerely,

Amir Bartov, Atty.                         Ayana Wechsler, Atty.

Shimonov & Co. Law Firm

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